Exhibit 2: Income Statement (Six Months Ended June 30, 2005)

		Ch$ millions		US$ millions (1)%
		30-June-05	30-June-04	30-June-05	30-June-04	Change

Net sales		225,448	200,991	389.4	347.1	12.2%

Cost of goods sold		(110,210)	(95,330)	(190.3)	(164.6)	15.6%
	% of sales	48.9%	47.4%	48.9%	47.4%

Gross profit		115,238	105,660	199.0	182.5	9.1%
	% of sales	51.1%	52.6%	51.1%	52.6%

SG&A		(85,257)	(77,457)	(147.2)	(133.8)	10.1%
	% of sales	37.8%	38.5%	37.8%	38.5%

Operating income		29,982	28,203	51.8	48.7	6.3%
	% of sales	13.3%	14.0%	13.3%	14.0%

Non-operating result
	Financial income	724	378	1.2	0.7	91.4%
	Equity in NI of rel. companies	112	(17)	0.2	(0.0)	NM
	Other non-operating income	553	432	1.0	0.7	27.9%
	Amortization of goodwill	(1,287)	(1,184)	(2.2)	(2.0)	8.7%
	Interest expense	(3,550)	(3,265)	(6.1)	(5.6)	8.7%
	Other non-operating expenses	(895)	(762)	(1.5)	(1.3)	17.5%
	Price level restatement	598	331	1.0	0.6	80.9%
	Currency exchange result	(550)	(1,197)	(0.9)	(2.1)	-54.1%
	Total	(4,295)	(5,283)	(7.4)	(9.1)	-18.7%

Income before taxes		25,687	22,920	44.4	39.6	12.1%
	Income taxes	(4,907)	(6,039)	(8.5)	(10.4)	-18.7%
	Tax rate	19.1%	26.3%	19.1%	26.3%

Minority interest		(444)	0	(0.8)	0.0	NM

Amort. of negative goodwill		20	23	0.0	0.0	-11.4%

Net income		20,356	16,904	35.2	29.2	20.4%
	% of sales	9.0%	8.4%	9.0%	8.4%

Earnings per share		63.91	53.07	0.11	0.09	20.4%
Earnings per ADR		319.56	265.37	0.55	0.46

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		19,162	20,603	33.1	35.6	-7.0%
Amortization		269	203	0.5	0.4	32.4%
EBITDA		49,413	49,009	85.3	84.6	0.8%
	% of sales	21.9%	24.4%	21.9%	24.4%

Capital expenditures		17,011	10,069	29.4	17.4	69.0%

(1) Exchange rate: US$1.00 = Ch$579.00